UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

No Act
1/17/2012

 March 5, 2012

Megan M. Pavich
The Allstate Corporation
Megan.Pavich@allstate.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-5-12

Re: The Allstate Corporation
Incoming letter dated January 17, 2012

Dear Ms. Pavich:

This is in response to your letters dated January 17, 2012, February 3, 2012, and February 24, 2012 concerning the shareholder proposal submitted to Allstate by Kenneth Steiner. We also have received letters on the proponent's behalf dated January 18, 2012, February 2, 2012 and February 7, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum ***

March 5, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Allstate Corporation
Incoming letter dated January 17, 2012

The proposal requests that the board undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

There appears to be some basis for your view that Allstate may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Allstate seeking approval of an amendment to Allstate's Amended and Restated Certificate of Incorporation. You also represent that the proposal conflicts with Allstate's proposal. You indicate that submitting both proposals to shareholders would present alternative and conflicting decisions for shareholders and create the potential for inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if Allstate omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Brandon Hill
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Allstate.
You're in good hands.

Megan Pavich
Senior Attorney
Securities and Corporate
Governance

February 24, 2012

Rule 14a-8

BY E-MAIL (shareholderproposals@sec.gov)

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
101 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Kenneth Steiner

Ladies and Gentlemen:

We have previously submitted to the Staff of the Division of Corporation Finance (the "Staff") a letter dated January 17, 2012, (the "No-Action Request") requesting confirmation that the Staff will not recommend enforcement action if The Allstate Corporation (the "Corporation") excludes the stockholder proposal submitted by Kenneth Steiner regarding action by written consent (the "Proposal) from its proxy materials for its 2012 annual meeting of stockholders on the basis that it will directly conflict with a management proposal. As explained in the No-Action Request, the action by the Corporation's board of directors to approve a resolution to put forth a management proposal on action by written consent (the "Corporation's Proposal") at the 2012 annual meeting would not occur until February 21, 2012, which was after the Corporation's deadline for submission of no-action requests.

I am writing to supplement the No-Action Request and confirm that, at its meeting on February 21, 2012, the Corporation's board of directors approved an amendment to the Company's Amended and Restated Certificate of Incorporation and directed that it be submitted for approval at the Corporation's 2012 annual meeting of stockholders. The amendment contains several parameters that are not included in and directly conflict with the Proposal, including, among others, an ownership threshold of 10% of outstanding shares to commence the process to act by written consent and a requirement that all stockholders be solicited in accordance with Regulation 14A of the Exchange Act.

Accordingly, for the reasons set forth in the No-Action Request, the Proposal directly conflicts with the Corporation's Proposal and is properly excludable under Rule 14a-8(i)(9). Submitting both proposals to stockholders at the 2012 annual meeting would present alternative and conflicting decisions for stockholders and would provide inconsistent and ambiguous results. On the basis of the foregoing, the Corporation respectfully requests the concurrence of the Staff that the Proposal may be excluded from the Corporation's proxy materials for the 2012 Annual Meeting.

In accordance with the guidance found in Staff Legal Bulletin 14D and Rule 14a-8(j), we are filing this letter via electronic submission to shareholderproposals@sec.gov. A copy of this letter is being sent via email to the proponent's representative. If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 847-402-7996 or, in my absence, Jennifer M. Hager at 847-402-3776.

Regards,

Megan M. Pavich

Copies to: Jennifer M. Hager
John Chevedden by e-mail (*** FISMA & OMB Memorandum ***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum ***

February 7, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Allstate Corporation (ALL)
Written Consent
v. Blank-Check Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the January 17, 2011 company request to avoid this established rule 14a-8 proposal.

The company no action request said that it would not have any details of the action it is purporting to take until after a February 21, 2012 meeting.

This is to request that the company be required to provide the text of the company's purported Certificate amendments before the Staff Reply Letter is issued.

Without such documentation it would be impossible to determine whether the company will seemingly give shareholders a right to written consent and then immediately take this right away by making the corresponding procedures so impractical that it would be difficult to contemplate that any investor would ever be able to make use of them. Or that only a clone of Carl Ichan could use them.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner

Megan Pavich <Megan.Pavich@allstate.com>

Allstate.
You're in good hands.

Megan Pavich
Senior Attorney
Securities and Corporate
Governance

February 3, 2012

Rule 14a-8

BY E-MAIL (shareholderproposals@sec.gov)

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
101 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Kenneth Steiner

Ladies and Gentlemen:

We have previously submitted to the Staff of the Division of Corporation Finance (the "Staff") a letter dated January 17, 2012, (the "No-Action Request") requesting confirmation that the Staff will not recommend enforcement action if The Allstate Corporation excludes the stockholder proposal regarding written consent (the "Proposal) from its proxy materials for its 2012 annual meeting of stockholders on the basis that it will directly conflict with a management proposal.

As explained in the No-Action Request, at its meeting on February 21, 2012, the Corporation's board of directors will approve a resolution to put forth a proposal (the "Corporation's Proposal") at the 2012 annual meeting asking the Corporation's stockholders to approve amendments to the certificate of incorporation that would allow stockholders to act by written consent. Accordingly, the No-Action Request included a representation of the expected board action. We will supplement our no-action request with confirmation of the board's action immediately following the February 21, 2012, board meeting. The Staff previously has permitted exclusion of a stockholder proposal in identical circumstances. See *FirstEnergy Corp.* (Feb. 23, 2011) and *Home Depot* (Mar. 29, 2011).

In accordance with the guidance found in Staff Legal Bulletin 14D and Rule 14a-8(j), we are filing this letter via electronic submission to shareholderproposals@sec.gov. A copy of this letter is being sent via email to the proponent's representative. If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 847-402-7996 or, in my absence, Jennifer M. Hager at 847-402-3776.

Regards,

Megan M. Pavich

Copies to: Jennifer M. Hager
Kenneth Steiner
John Chevedden by e-mail *** FISMA & OMB Memorandum ***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum ***

February 2, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Allstate Corporation (ALL)
Written Consent
v. Blank-Check Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the January 17, 2011 company request to avoid this established rule 14a-8 proposal by substituting a blank-check company proposal.

The company is attempting to hijack this proposal for a real right of written consent by giving shareholders an unattainable "right" of written consent that will require the heavy expense of all shareholders being contacted. The company proposal for written consent is a fake chance of written consent except under rare circumstances.

This is illustrated by this quote from "Tracking Written Consent," *Corporate Board Member*, Fourth Quarter 2011, by Ken Stier:

"'It looks to me from the way they have drafted this [Home Depot's 2011 written consent with record date and soliciting all shareholders provisions] that they want this to be something that is not economical to use and [can serve as] a screening mechanism that will screen out everybody who is not super motivated, super serious, and very well heeled,' says Beth Young, who is a senior research associate with GovernanceMetrics International. Based on past campaigns, she says it is completely impractical to solicit all shareholders. 'I have worked on campaigns of this kind where we [were] trying very hard to hold costs down and it [was] still close to $100,000, and that's doing a lot of the work yourself,' recalls Young, a former shareholder initiatives coordinator in the AFL-CIO's Office of Investment."

Plus no one outside the company knows about all the restriction Allstate will pile on because the proposed Allstate blank-check written consent adds vague "procedural parameters." Plus the company will require that all stockholder be solicited – exactly the screening-out mechanism addressed in the above article.

If every company in the S&P 500 adopted the Allstate blank-check written consent proposal then perhaps there would be a chance of one solitary use of written consent in a decade.

A fake chance of written consent is inherently misleading to shareholders. Most shareholders will not know that the company-added restrictions will gut any purported written consent opportunity.

Rule 14a-8 was not intended to be a conduit to mislead shareholders. The company does not cite any positive comments from any investment research firm or proxy advisor firm that its type of proposal will give shareholders any workable opportunity for written consent.

Rule 14a-8 was not intended to be an avenue to clutter the governing documents of companies with useless provisions with arcane text that mislead shareholders into believing that they have a right that would be virtually impossible to exercise.

And no one outside the company yet knows about all the restrictions Allstate might pile on because under the guise of undisclosed "procedural parameters."

The Staff cannot be expected to make an informed decision on the Proposal if the Staff is unable to determine with any reasonable certainty exactly what actions or measures the proposal requires.

This is to request that if the Staff gives no action relief that the staff at least provide information on the its reasoning in spite of the above obstacles.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner

Megan Pavich <Megan.Pavich@allstate.com>

[ALL: Rule 14a-8 Proposal, December 1, 2011]
3* – Shareholder Action by Written Consent

RESOLVED, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law). This includes written consent regarding issues that our board is not in favor of.

After two separate votes in favor of written consent (52% and 67%) our company still opposes written consent. In fact, to argue against written consent our company claimed that a rule for 20% of shareholders to call a special meeting should be a substitute. However management failed to disclose that we had given majority support in two separate elections for 10% of shareholders to call a special meeting.

And management also failed to disclose that it hamstrung the 20% provision by requiring that all shareholders, who had not owned stock for at least a year, be excluded from participating in calling a special meeting.

The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to more fully realize our company's potential:

The Corporate Library, an independent investment research firm, said there were ongoing concerns regarding executive pay with $9 million for our CEO, Thomas Wilson. Long-term incentive pay consisted of performance-based cash and time-based equity pay in the form of market-priced stock options and restricted stock awards. Equity pay given for long-term incentives should include performance-vesting features.

Moreover, cash-based long-term incentive pay did nothing to tie executive performance with long-term shareholder equity value. Our CEO was potentially entitled to $29 million if there was a change in control. Executive pay polices such as these are not in the interests of company shareholders.

Each of our directors received negative votes of 31% to 46% – signaling widespread shareholder disapproval. Six of our directors had more than 12-years long-tenure. Long-tenured directors can form relationships that compromise their independence and therefore hinder their ability to provide effective oversight.

Plus these long-tenured directors held the majority of the seats on our most important board committees plus the chairmanships. And this including our executive pay committee.

Please encourage our board to respond positively to this proposal to support improved corporate governance and financial performance: **Shareholder Action by Written Consent – Yes on 3.***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum ***

January 18, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Allstate Corporation (ALL)
Written Consent
v. Blank-Check Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This responds to the January 17, 2011 company request to avoid this established rule 14a-8 proposal by substituting a blank-check company proposal.

The company is attempting to scuttle this proposal for a real right of written consent by giving shareholders an unattainable "right" of written consent. The company proposal for written consent is a fake chance of written consent except under rare circumstances.

This is illustrated by this quote from "Tracking Written Consent," *Corporate Board Member*, Fourth Quarter 2011, by Ken Stier:

"'It looks to me from the way they have drafted this [Home Depot's 2011 written consent with record date and soliciting all shareholders provisions] that they want this to be something that is not economical to use and [can serve as] a screening mechanism that will screen out everybody who is not super motivated, super serious, and very well heeled,' says Beth Young, who is a senior research associate with GovernanceMetrics International. Based on past campaigns, she says it is completely impractical to solicit all shareholders. 'I have worked on campaigns of this kind where we [were] trying very hard to hold costs down and it [was] still close to $100,000, and that's doing a lot of the work yourself,' recalls Young, a former shareholder initiatives coordinator in the AFL-CIO's Office of Investment."

Plus no one outside the company knows about all the restriction Allstate will pile on because the proposed Allstate blank-check written consent adds vague "procedural parameters." Plus the company will require that all stockholder be solicited – exactly the screening-out mechanism addressed in the above article.

If every company in the S&P 500 adopted the Allstate blank-check written consent proposal then perhaps there would be a chance of one solitary use of written consent in a decade.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner

Megan Pavich <Megan.Pavich@allstate.com>

[ALL: Rule 14a-8 Proposal, December 1, 2011]
3* – Shareholder Action by Written Consent

RESOLVED, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law). This includes written consent regarding issues that our board is not in favor of.

After two separate votes in favor of written consent (52% and 67%) our company still opposes written consent. In fact, to argue against written consent our company claimed that a rule for 20% of shareholders to call a special meeting should be a substitute. However management failed to disclose that we had given majority support in two separate elections for 10% of shareholders to call a special meeting.

And management also failed to disclose that it hamstrung the 20% provision by requiring that all shareholders, who had not owned stock for at least a year, be excluded from participating in calling a special meeting.

The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to more fully realize our company's potential:

The Corporate Library, an independent investment research firm, said there were ongoing concerns regarding executive pay with $9 million for our CEO, Thomas Wilson. Long-term incentive pay consisted of performance-based cash and time-based equity pay in the form of market-priced stock options and restricted stock awards. Equity pay given for long-term incentives should include performance-vesting features.

Moreover, cash-based long-term incentive pay did nothing to tie executive performance with long-term shareholder equity value. Our CEO was potentially entitled to $29 million if there was a change in control. Executive pay polices such as these are not in the interests of company shareholders.

Each of our directors received negative votes of 31% to 46% – signaling widespread shareholder disapproval. Six of our directors had more than 12-years long-tenure. Long-tenured directors can form relationships that compromise their independence and therefore hinder their ability to provide effective oversight.

Plus these long-tenured directors held the majority of the seats on our most important board committees plus the chairmanships. And this including our executive pay committee.

Please encourage our board to respond positively to this proposal to support improved corporate governance and financial performance: **Shareholder Action by Written Consent – Yes on 3.***

Allstate.
You're in good hands.

Megan Pavich
Senior Attorney
Securities and Corporate
Governance

January 17, 2012

Rule 14a-8

BY E-MAIL (shareholderproposals@sec.gov)

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
101 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Kenneth Steiner

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), The Allstate Corporation, a Delaware corporation (the "Corporation"), requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2012 Annual Meeting of Stockholders (the "2012 Annual Meeting") the proposal described below for the reasons set forth herein.

GENERAL

The Corporation received a proposal and supporting statement dated December 1, 2011, (the "Proposal"), from Kenneth Steiner (the "Proponent") for inclusion in the proxy materials for the 2012 Annual Meeting. The Proposal, as well as related correspondence with the Proponent, is attached hereto as **Exhibit A.** The 2012 Annual Meeting is scheduled to be held on or about May 22, 2012. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about April 9, 2012.

This letter provides an explanation of why the Corporation believes it may exclude the Proposal and includes the attachments required by Rule 14a-8(j). In accordance with Staff Legal Bulletin 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2012 Annual Meeting.

SUMMARY OF PROPOSAL

The resolution contained in the Proposal reads as follows:

RESOLVED, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize such action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law). This includes written consent regarding issues that our board is not in favor of.

BASIS FOR EXCLUSION

The Proposal May Be Excluded under Rule 14a-8(i)(9) Because It Directly Conflicts with a Proposal to Be Submitted by the Corporation at its 2012 Annual Meeting.

Currently, the Corporation's Amended and Restated Certificate of Incorporation (the "Certificate") expressly prohibits action by written consent. At its February 21, 2012, meeting the Corporation's board of directors will approve a resolution to put forth a proposal (the "Corporation's Proposal") at the 2012 Annual Meeting asking the Corporation's stockholders to approve amendments to the Certificate that would allow stockholders to act by written consent. The Corporation's Proposal will include procedural parameters that help ensure full transparency and participation of all stockholders in an action by written consent, such as a requirement that all stockholders be solicited in accordance with Regulation 14A of the Exchange Act. We respectfully request that the Staff concur in our view that the Proposal may be excluded as it will directly conflict with the Corporation's Proposal.

Pursuant to Rule 14a-8(i)(9), a corporation may properly exclude a proposal from its proxy materials "[i]f the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." See Exchange Act Release 34-40018, (May 21, 1998). The Staff has stated consistently that where a stockholder proposal and a corporation proposal present alternative and conflicting decisions for stockholders and submission of both proposals to a vote of stockholders could result in ambiguous and conflicting results, the stockholder proposal may be excluded under Rule 14a-8(i)(9). *See Fluor Corporation* (Jan. 25, 2011) (concurring in excluding a proposal requesting that the company adopt simple majority voting when the company indicated that it planned to submit a proposal to amend its bylaws and articles of incorporation to reduce supermajority provisions to a majority of votes outstanding standard); *Becton, Dickinson and Co.* (Nov. 12, 2009) ("Becton") (concurring in the exclusion of a stockholder proposal requesting the calling of special meetings by holders of 10% of the company's outstanding common stock when a company proposal would require the holding of 25% of outstanding common stock to call such meetings); *H.J. Heinz Co.* (May 29, 2009) ("Heinz") (same); *International Paper Co.* (Mar. 17, 2009) ("International Paper") (concurring in the exclusion of a stockholder proposal requesting the calling of special meetings by holders of 10% of the company's outstanding common stock when a company proposal would require the holding of 40% of outstanding common stock to call such meetings); *EMC Corp.* (Feb. 24, 2009) ("EMC") (same); *Gyrodyne Company of America, Inc.* (Oct. 31, 2005) (concurring in the exclusion of a stockholder proposal requesting the calling of special meetings by holders of at least 15% of the shares eligible to vote at that meeting when a company proposal would require a 30% vote for calling such meetings).

Moreover, the Staff previously has permitted exclusion of a stockholder proposal in circumstances identical to the instant case. In *Home Depot* (Mar. 29, 2011), the Staff concurred with the exclusion of a stockholder proposal seeking the right to act by written consent because Home Depot was including in its proxy statement a proposal, similar to the Corporation's Proposal, that would seek to amend the certificate of incorporation to allow for action by written consent. The Staff recognized Home Depot's concern that inclusion of both proposals would be confusing to stockholders and might lead to unclear results if both proposals were to be approved.

The Proposal directly conflicts with the Corporation's Proposal because the proposals relate to the same subject matter, the right to act by written consent. As the Corporation's Proposal will include procedural parameters that the Proposal does not, there is potential for conflicting outcomes if the Corporation's stockholders consider and adopt both the Corporation's Proposal and the Proposal. The Staff has previously permitted exclusion of a stockholder proposal under such circumstances. *See, e.g., Home Depot; Fluor; Gyrodyne; Becton; Heinz; International Paper; and EMC.* As in those letters, the inclusion of the Corporation's Proposal and the Proposal in the 2012 Proxy Materials would present alternative and conflicting decisions for the Corporation's stockholders and create the potential for inconsistent and ambiguous results if both proposals were approved.

CONCLUSION

On the basis of the foregoing, the Corporation respectfully requests the concurrence of the Staff that the Proposal may be excluded from the Corporation's proxy materials for the 2012 Annual Meeting. Based on the Corporation's timetable for the 2012 Annual Meeting, a response from the Staff by February 15, 2012 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 847-402-7996 or, in my absence, Jennifer M. Hager at 847-402-3776.

Thank you for your prompt attention to this matter.

Regards,

Megan M. Pavich

Megan M. Pavich

Copies w/enclosures to: Jennifer M. Hager
Kenneth Steiner
John Chevedden by e-mail FISMA & OMB Memorandum M-07-16 and next business day delivery

Exhibit A

Pavich, Megan (Law)

From: McGinn, Mary (Law Dept)
Sent: Thursday, December 01, 2011 9:24 PM
To: Pavich, Megan (Law); Smith, Katherine (Law)
Cc: Mayes, Michele (Law); Hager, Jennifer (Law)
Subject: FW: Rule 14a-8 Proposal (ALL)
Attachments: CCE00011.pdf

Mr. Cheveden's written consent proposal.

-----Original Message-----
From: ***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, December 01, 2011 9:12 PM
To: McGinn, Mary (Law Dept)
Cc: Willemsen, Lisette
Subject: Rule 14a-8 Proposal (ALL)

Dear Ms. McGinn,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden
cc: Kenneth Steiner

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Mr. Thomas J. Wilson
Chairman of the Board
The Allstate Corporation (ALL)
2775 Sanders Rd
Northbrook IL 60062
Phone: 847 402-5000
FX: 847-326-7524
FX: 847 326-9722

Dear Mr. Wilson,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden
FISMA & OMB Memorandum M-07-16 at:
FISMA & OMB Memorandum M-07-16
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

Kenneth Steiner

11-3-2011
Date

cc: Mary J. McGinn <mmcginn@allstate.com>
Corporate Secretary

[ALL: Rule 14a-8 Proposal, December 1, 2011]
3* – Shareholder Action by Written Consent

RESOLVED, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law). This includes written consent regarding issues that our board is not in favor of.

After two separate votes in favor of written consent (52% and 67%) our company still opposes written consent. In fact, to argue against written consent our company claimed that a rule for 20% of shareholders to call a special meeting should be a substitute. However management failed to disclose that we had given majority support in two separate elections for 10% of shareholders to call a special meeting.

And management also failed to disclose that it hamstrung the 20% provision by requiring that all shareholders, who had not owned stock for at least a year, be excluded from participating in calling a special meeting.

The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to more fully realize our company's potential:

The Corporate Library, an independent investment research firm, said there were ongoing concerns regarding executive pay with $9 million for our CEO, Thomas Wilson. Long-term incentive pay consisted of performance-based cash and time-based equity pay in the form of market-priced stock options and restricted stock awards. Equity pay given for long-term incentives should include performance-vesting features.

Moreover, cash-based long-term incentive pay did nothing to tie executive performance with long-term shareholder equity value. Our CEO was potentially entitled to $29 million if there was a change in control. Executive pay polices such as these are not in the interests of company shareholders.

Each of our directors received negative votes of 31% to 46% – signaling widespread shareholder disapproval. Six of our directors had more than 12-years long-tenure. Long-tenured directors can form relationships that compromise their independence and therefore hinder their ability to provide effective oversight.

Plus these long-tenured directors held the majority of the seats on our most important board committees plus the chairmanships. And this including our executive pay committee.

Please encourage our board to respond positively to this proposal to support improved corporate governance and financial performance: **Shareholder Action by Written Consent – Yes on 3.***

Notes:
Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Pavich, Megan (Law)

From: Pavich, Megan (Law)
Sent: Wednesdav. December 07. 2011 11:39 AM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: RE: Rule 14a-8 Proposal (ALL)
Attachments: ltr 120711.PDF

Mr. Chevedden,
Please see the attached letter regarding Mr. Steiner's 14a-8 proposal. You will receive same via FedEx tomorrow.

Megan Pavich
Senior Attorney
Securities and Corporate Governance

Allstate Insurance Company
2775 Sanders Road, Suite A2W
Northbrook, IL 60062

Phone 847-402-7996
Fax 847-326-7524
Megan.Pavich@allstate.com

-----Original Message-----
From: ***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, December 01, 2011 9:12 PM
To: McGinn, Mary (Law Dept)
Cc: Willemsen, Lisette
Subject: Rule 14a-8 Proposal (ALL)

Dear Ms. McGinn,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden
cc: Kenneth Steiner

Allstate.
You're in good hands.

Megan Pavich
Senior Attorney
Securities and Corporate
Governance

December 7, 2011

VIA ELECTRONIC MAIL AND FEDEX to ***FISMA & OMB Memorandum M-07-16***

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden:

We received a letter from Mr. Kenneth Steiner dated November 3, 2011, on December 1, 2011, containing a proposal requesting that the "board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law)."

We are requesting information regarding Mr. Steiner's eligibility. The Securities and Exchange Commission's rules regarding shareholder proposals include certain eligibility requirements that must be met in order for proposals to be included in a company's proxy statement.

One of those requirements, Rule 14a-8(b), states that a shareholder must provide proof of ownership of at least $2,000 in market value or 1% of Allstate's common stock for at least one year by the date of the proposal. Our records do not indicate that Mr. Steiner is a registered holder of Allstate common stock. SEC Rule 14a-8(b)(2)(i) requires that Mr. Steiner provide a written statement from the record holder of the shares verifying that as of December 1, 2011, he has continuously held the requisite amount of securities for a period of at least one year. A recent SEC staff legal bulletin, SLB 14F, clarified that the record holder for purposes of verifying ownership is a participant in the depository trust institution. More specifically SLB 14F states:

> *How can a shareholder determine whether his or her broker or bank is a DTC participant?*
>
> Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.
>
> *What if a shareholder's broker or bank is not on DTC's participant list?*
>
> The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.

Allstate Insurance Company
2775 Sanders Road, Suite A2W, Northbrook, IL 60062 847-402-7996 Megan.Pavich@allstate.com

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

Under SEC Rule 14a-8(f), your proof of ownership must be provided to us no later than 14 days from the date you receive this letter. For your convenience, a copy of Rule 14a-8 and the most recent SEC staff legal bulletin, SLB 14F, are attached hereto. Please direct responses to my attention. If you should have any questions, my contact information is indicated below.

Regards,

Megan M. Pavich

Cc: Mr. Kenneth Steiner (via FedEx)

Rule 14a-8. Shareholder Proposals.*

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your

*Effective April 4, 2011, Rule 14a-8 was amended by adding *Note to Paragraph (i)(10)* as part of rule amendments implementing the provisions of the Dodd-Frank Act relating to shareholder approval of executive compensation and golden parachute compensation arrangements. See SEC Release Nos. 33-9178; 34-63768; January 25, 2011. *Compliance Date:* April 4, 2011. For other compliance dates related to this release, see SEC Release No. 33-9178.

On July 22, 2011, the United States Court of Appeals for the District of Columbia Circuit held that the SEC was arbitrary and capricious in promulgating Rule 14a-11, the "proxy access" rule, and vacated the rule. *See Business Roundtable and Chamber of Commerce of the United States v. SEC*, No. 10-1305 (D.C. Cir., July 22, 2011). The SEC's Stay Order (Release Nos. 33-9149, 34-63031; IC-29456; October 4, 2010) and rule (Release Nos. 33-9151; 34-63109; IC-29462; October 14, 2010) related to SEC Release Nos. 33-9136; 34-62764; IC-29384; August 25, 2010, remain in effect until the SEC publishes a document in the Federal Register announcing the effective and compliance dates of the final rules following the resolution of this case.

On October 14, 2010, the SEC issued a final rule; notice of stay of effective and compliance dates (Release Nos. 33-9151; 34-63109; IC-29462; October 14, 2010). By Order dated October 4, 2010 (Release Nos. 33-9149, 34-63031; IC-29456), the SEC stayed from November 15, 2010 until the resolution of the petition for review in *Business Roundtable, et al. v. SEC*, No. 10-1305 (D.C. Cir., filed Sept. 29, 2010), the effective and compliance dates of amendments to the federal proxy and related rules that the SEC adopted to facilitate the effective exercise of shareholders' traditional state law rights to nominate and elect directors to company boards of directors. The stayed rule was to amend Rule 14a-8 by revising paragraph (i)(8) as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9136; 34-62764; IC-29384; August 25, 2010.

eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to Paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of Law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to Paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of Proxy Rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal Grievance; Special Interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of Power/Authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management Functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

*(8) *Relates to Election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

*(8) *Director Elections*: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

---

*On July 22, 2011, the United States Court of Appeals for the District of Columbia Circuit held that the SEC was arbitrary and capricious in promulgating Rule 14a-11, the "proxy access" rule, and vacated the rule. *See Business Roundtable and Chamber of Commerce of the United States v. SEC*, No. 10-1305 (D.C. Cir., July 22, 2011). The SEC's Stay Order (Release Nos. 33-9149, 34-63031; IC-29456; October 4, 2010) and rule (Release Nos. 33-9151; 34-63109; IC-29462; October 14, 2010) related to SEC Release Nos. 33-9136; 34-62764; IC-29384; August 25, 2010, remain in effect until the SEC publishes a document in the Federal Register announcing the effective and compliance dates of the final rules following the resolution of this case.

On October 14, 2010, the SEC issued a final rule; notice of stay of effective and compliance dates (Release Nos. 33-9151; 34-63109; IC-29462; October 14, 2010). By Order dated October 4, 2010 (Release Nos. 33-9149, 34-63031; IC-29456), the SEC stayed from November 15, 2010 until the resolution of the petition for review in *Business Roundtable, et al. v. SEC*, No. 10-1305 (D.C. Cir., filed Sept. 29, 2010), the effective and compliance dates of amendments to the federal proxy and related rules that the SEC adopted to facilitate the effective exercise of shareholders' traditional state law rights to nominate and elect directors to company boards of directors. The stayed rule was to amend Rule 14a-8 by revising paragraph (i)(8) as part of the amendments facilitating shareholder director nominations. The amended version of paragraph (i)(8), currently stayed, follows the unamended version. See SEC Release Nos. 33-9136; 34-62764; IC-29384; August 25, 2010.

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or,

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with Company's Proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to Paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) *Substantially Implemented:* If the company has already substantially implemented the proposal;

**Note to Paragraph (i)(10):* A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may

*Effective April 4, 2011, Rule 14a-8 was amended by adding *Note to Paragraph (i)(10)* as part of rule amendments implementing the provisions of the Dodd-Frank Act relating to shareholder approval of executive compensation and golden parachute compensation arrangements. See SEC Release Nos. 33-9178; 34-63768; January 25, 2011. *Compliance Date:* April 4, 2011. For other compliance dates related to this release, see SEC Release No. 33-9178.

permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.*

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

**(c) No nominee, nominating shareholder or nominating shareholder group, or any member thereof, shall cause to be included in a registrant's proxy materials, either pursuant to the Federal proxy rules, an applicable state or foreign law provision, or a registrant's governing documents as they relate to including shareholder nominees for director in a registrant's proxy materials, include in a notice on Schedule 14N (§ 240.14n-101), or include in any other related communication, any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to a solicitation for the same meeting or subject matter which has become false or misleading.

Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this rule:

*(a)[*a.] Predictions as to specific future market values.

*(b)[*b.] Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

*(c)[*c.] Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

*(d)[*d.] Claims made prior to a meeting regarding the results of a solicitation.

Rule 14a-10. Prohibition of Certain Solicitations.

No person making a solicitation which is subject to Rules 14a-1 to 14a-10 shall solicit:

---

*On July 22, 2011, the United States Court of Appeals for the District of Columbia Circuit held that the SEC was arbitrary and capricious in promulgating Rule 14a-11, the "proxy access" rule, and vacated the rule. *See Business Roundtable and Chamber of Commerce of the United States v. SEC*, No. 10-1305 (D.C. Cir., July 22, 2011). The SEC's Stay Order (Release Nos. 33-9149, 34-63031; IC-29456; October 4, 2010) and rule (Release Nos. 33-9151; 34-63109; IC-29462; October 14, 2010) related to SEC Release Nos. 33-9136; 34-62764; IC-29384; August 25, 2010, remain in effect until the SEC publishes a document in the Federal Register announcing the effective and compliance dates of the final rules following the resolution of this case.

On October 14, 2010, the SEC issued a final rule; notice of stay of effective and compliance dates (Release Nos. 33-9151; 34-63109; IC-29462; October 14, 2010). By Order dated October 4, 2010 (Release Nos. 33-9149, 34-63031; IC-29456), the SEC stayed from November 15, 2010 until the resolution of the petition for review in *Business Roundtable, et al. v. SEC*, No. 10-1305 (D.C. Cir., filed Sept. 29, 2010), the effective and compliance dates of amendments to the federal proxy and related rules that the SEC adopted to facilitate the effective exercise of shareholders' traditional state law rights to nominate and elect directors to company boards of directors. The stayed rule was to amend Rule 14a-9 by adding paragraph (c) and redesignating Notes (a), (b), (c), and (d) as a., b., c., and d., respectively, as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9136; 34-62764; IC-29384; August 25, 2010.

**On July 22, 2011, the United States Court of Appeals for the District of Columbia Circuit held that the SEC was arbitrary and capricious in promulgating Rule 14a-11, the "proxy access" rule, and vacated the rule. *See Business Roundtable and Chamber of Commerce of the United States v. SEC*, No. 10-1305 (D.C. Cir., July 22, 2011). The SEC's Stay Order (Release Nos. 33-9149, 34-63031; IC-29456; October 4, 2010) and rule (Release Nos. 33-9151; 34-63109; IC-29462; October 14, 2010) related to SEC Release Nos. 33-9136; 34-62764; IC-29384; August 25, 2010, remain in effect until the SEC publishes a document in the Federal Register announcing the effective and compliance dates of the final rules following the resolution of this case.

On October 14, 2010, the SEC issued a final rule; notice of stay of effective and compliance dates (Release Nos. 33-9151; 34-63109; IC-29462; October 14, 2010). By Order dated October 4, 2010 (Release Nos. 33-9149; 34-63031; IC-29456), the SEC stayed from November 15, 2010 until the resolution of the petition for review in *Business Roundtable, et al. v. SEC*, No. 10-1305 (D.C. Cir., filed Sept. 29, 2010), the effective and compliance dates of amendments to the federal proxy and related rules that the SEC adopted to facilitate the effective exercise of shareholders' traditional state law rights to nominate and elect directors to company boards of directors. The stayed rule was to amend Rule 14a-9 by adding paragraph (c) as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9136; 34-62764; IC-29384; August 25, 2010.

*On July 22, 2011, the United States Court of Appeals for the District of Columbia Circuit held that the SEC was arbitrary and capricious in promulgating Rule 14a-11, the "proxy access" rule, and vacated the rule. *See Business Roundtable and Chamber of Commerce of the United States v. SEC*, No. 10-1305 (D.C. Cir., July 22, 2011). The SEC's Stay Order (Release Nos. 33-9149; 34-63031; IC-29456; October 4, 2010) and rule (Release Nos. 33-9151; 34-63109; IC-29462; October 14, 2010) related to SEC Release Nos. 33-9136; 34-62764; IC-29384; August 25, 2010, remain in effect until the SEC publishes a document in the Federal Register announcing the effective and compliance dates of the final rules following the resolution of this case.

On October 14, 2010, the SEC issued a final rule; notice of stay of effective and compliance dates (Release Nos. 33-9151; 34-63109; IC-29462; October 14, 2010). By Order dated October 4, 2010 (Release Nos. 33-9149, 34-63031; IC-29456), the SEC stayed from November 15, 2010 until the resolution of the petition for review in *Business Roundtable, et al. v. SEC*, No. 10-1305 (D.C. Cir., filed Sept. 29, 2010), the effective and compliance dates of amendments to the federal proxy and related rules that the SEC adopted to facilitate the effective exercise of shareholders' traditional state law rights to nominate and elect directors to company boards of directors. The stayed rule was to amend Rule 14a-9 by redesignating Notes (a), (b), (c), and (d) as a., b., c., and d., respectively as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9136; 34-62764; IC-29384; August 25, 2010.

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

TD Ameritrade

Post-it® Fax Note 7671	Date 12-12-11	# of pages ▶
To Megan Pavich	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone #	
Fax # 847-326-7524	Fax #	

December 12, 2011

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Re: TD Ameritrade account ending in ***FISMA & OMB Memorandum M-07-16***

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that you have continuously held no less than 500 shares each of:

Allstate Corporation (ALL)
Bank of America Corporation (BAC)
JP Morgan Chase & Co. (JPM)
American International Group, Inc. (AIG)
Comcast Corporation (CMCSA)
Liz Claiborne, Inc. (LIZ)

in the TD Ameritrade Clearing, Inc., DTC # 0188, account ending in ***FISMA & OMB Memorandum M-07-16*** since November 03, 2010.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Dan Siffring
Research Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

TD Ameritrade

Post-it® Fax Note 7671	Date 12-13-11	# of pages ▶
To Megan Pavlich	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone #	
Fax # 847-326-7524	Fax #	

December 13, 2011

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Re: TD Ameritrade account ending in ***FISMA & OMB Memorandum M-07-16***

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that you have continuously held no less than 500 shares each of:

Allstate Corporation (ALL)
Bank of America Corporation (BAC)
JP Morgan Chase & Co. (JPM)
American International Group, Inc. (AIG)
Comcast Corporation (CMCSA)
Liz Claiborne, Inc. (LIZ)

in the TD Ameritrade Clearing, Inc., DTC # 0188, account ending in ***FISMA & OMB Memorandum M-07-16*** since November 03, 2010.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Dan Siffring
Research Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

Pavich, Megan (Law)

From: Pavich, Megan (Law)
Sent: Thursday, December 22, 2011 12:38 PM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: The Allstate Corporation - written consent stockholder proposal

Dear Mr. Chevedden,

As you requested during our phone conversation the other day, below is a summary of the potential parameters that are being considered by our Board in relation to the right to act by written consent. As I mentioned, the Board is still considering these items so I cannot guarantee the final management proposal will reflect these parameters.

- Requirement that all stockholders be solicited – in order to ensure that any action by written consent is fully transparent and all stockholders are fully informed.
- Limitation on requesting action by written consent on topics that will be included at any upcoming annual or special meeting.
- Requirement that any stockholders requesting action by written consent provide information about themselves to the corporation.
- An ownership threshold for initiating an action by written consent.
- Delivery effectiveness of written consents delayed until 60 days post record date to ensure time for all stockholders to participate.

As I mentioned, because our current certificate of incorporation does not allow for action by written consent, the only way to allow for the right is to seek shareholder approval of an amendment to the certificate. That is why we will be seeking a shareholder vote at the next annual meeting.

Please let me know if I can answer any questions regarding the above. We would like to avoid confusing stockholders with two proposals on the same topic, one from management and one from Mr. Steiner. We respectfully request that you consider withdrawing Mr. Steiner's proposal.

Megan Pavich
Senior Attorney
Securities and Corporate Governance

Allstate Insurance Company
2775 Sanders Road, Suite A2W
Northbrook, IL 60062

Phone 847-402-7996
Fax 847-326-7524
Megan.Pavich@allstate.com